

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Brian G. Harris
Chief Financial Officer
Griffon Corporation
712 Fifth Ave, 18th Floor
New York, NY 10019

> **Re: Griffon Corporation**
> **Form 10-K for the year ended September 30, 2018**
> **Filed November 19, 2018**
> **File No. 1-6620**

Dear Mr. Harris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2018

Consolidated Results of Operations, page 31

1.   With regard to your discussion of consolidated revenues you indicate that the increase in revenue from continuing operations for the year ended September 30, 2018 was driven by revenue at HBP from both recent acquisition and organic growth offset by decreased revenues at Telephonics. Your discussion of the increase in segment revenues also refers to the favorable impact of acquisitions as well as increased favorable mix and price at CBP and AMES, and volume increases at CBP and AMES' non US locations offset by AMES US decrease due to unfavorable weather. Please quantify each factor identified as a cause for the 48% increase in your consolidated and segment revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Reconciliation of Income From Continuing Operations to Adjusted Income From Continuing Operations, page 33

2.   We note you present certain adjustments in your non-GAAP performance measures Adjusted income from continuing operations and Adjusted earnings per share from continuing operations net of income taxes. Please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued April 4, 2018. Please address this comment as it relates to similar presentations in press releases included in your Item 2.02 Forms 8-K.

Note 7 -- Accrued Expenses, page 75

3.   Please explain the nature of the $17.4 million acquisition related accruals. Please also explain the reason for the $13.1 million increase in the insurance accrual.

Note 11 -- Income Taxes, page 85

4.   You disclose on page 88 that the decrease in the valuation allowance of $8.9 million is primarily the result of the disposition of PPC and its related valuation allowance on accumulated Germany net operating losses. The deferred tax gain on assets held for sale results from the book versus tax outside basis difference and was removed concurrent with the sale of PPC. In light of this disclosure, please explain how you determined the 13.4% change in valuation adjustment (approximately $4.5 million) in your reconciliation of the statutory rate to your effective tax rate on page 87. Refer to ASC 740-20-45.

Note 17 - Reportable Segments, page 95

5.   We note that you conduct your operations through two reportable segments, Home & Building Products ("HBP") and Defense Electronics. Your Form 10-K indicates that the HBP reportable segment consists of two companies, The AMES Companies, Inc. ("AMES") and Clopay Building Products Company, Inc. ("CBP"). Your website indicates that the HBP segment consists of three companies, AMES, CBP and ClosetMaid. We also note from your website that your segment leadership includes a president of CBP and a president of AMES and ClosetMaid. Please tell us how you assessed whether these companies are operating segments as defined in ASC 280-10-50-1. Please identify your CODM and describe the frequency and content of the discrete financial information for these companies that is regularly reviewed by your CODM to make decisions about resources to be allocated and assess performance.   In this regard, we note your website indicates that Griffon oversees the operations of its subsidiaries, allocates resources among them and manages their capital structures.

6.   If the three companies underlying HBP are individual operating segments, please provide us with a comprehensive analysis of the aggregation guidance in ASC 280-10-50-11,

      including financial information such as gross margin information to support your conclusion that these companies are economically similar.

7.   Please provide disclosure of revenue for each product and service or each group of similar products and services, as required by ASC 280-10-50-40. In this regard we note your discussion of AMES' primary product lines, CBP's residential and commercial garage doors, and Telephonics' primary business lines within your Business section.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction